Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(l)

This agreement is made pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein in as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.  This agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Dated:

November 8, 2013

THE INDIAN HOTELS COMPANY LIMITED

By:	/s/ Anil P Goel
	Name:	Anil P Goel
	Title:	Executive Director - Finance

SAMSARA PROPERTIES LIMITED

By:	/s/ R H Parekh
	Name:	R H Parekh
	Title:	Director